                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K



              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from ______ to ______

                         Commission file number 0-13818

       POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)


                                  POPULAR, INC.


                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR, INC. RETIREMENT
SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AT DECEMBER 31, 2002 AND 2001




                                                                                                             PAGE

Financial Statements:


     Report of Independent Auditors..................................................................          1

     Statements of Net Assets Available for
      Benefits as of December 31, 2002 and 2001......................................................          2

     Statement of Changes in Net Assets Available
      for Benefits for the year ended December 31, 2002..............................................          3

     Notes to Financial Statements...................................................................        4-8

Supplemental Schedule:*


     Schedule I - Schedule of Assets (Held at End of Year)
      at December 31, 2002...........................................................................          9




* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the "Plan"), at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers, LLP
----------------------------------
PricewaterhouseCoopers, LLP

San Juan, Puerto Rico



June 20, 2003

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001


                                                     2002                 2001
                                                  -----------        -----------

                                      ASSETS

  Investments, at fair value                      $32,636,820        $27,076,112
  Receivables:
    Contribution receivable                              --               46,204
    Profit sharing contribution receivable          2,188,186          2,412,512
    Dividend and interest receivable                  125,636             89,403
                                                  -----------        -----------

                                                   34,950,642         29,624,231

  Cash and cash equivalents                           131,441            160,541
                                                  -----------        -----------

Net assets available for benefits                 $35,082,083        $29,784,772
                                                  ===========        ===========



   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002


Additions to net assets:
  Investment income
    Net appreciation in fair value of investments                     $  337,425
    Interest and dividends                                               529,251
                                                                     -----------

    Total investment income                                              866,676
                                                                     -----------

  Contributions:
    Employer                                                           3,461,462
    Participants                                                       3,084,257
    Rollovers from other qualified plans                                 160,503
                                                                     -----------

    Total contributions                                                6,706,222
                                                                     -----------

    Total additions                                                    7,572,898

  Deductions from net assets:
    Benefits and withdrawals paid to participants                      2,275,587
                                                                     -----------

  Net increase                                                         5,297,311

  Net assets available for benefits:
    Beginning of year                                                 29,784,772
                                                                     -----------

    End of year                                                      $35,082,083
                                                                     ===========




   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001




1.       DESCRIPTION OF PLAN

         The following description of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan excluding Banco Popular de Puerto Rico employees plan covering substantially all employees of the Puerto Rico subsidiaries of Popular Inc. (the "Companies") who have three months of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions

         Plan participants may authorize the Company to make pre-tax and after tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant pre-tax contributions exceed the lesser of 10% of the participant's annual compensation, as defined, or $8,000.

         The Companies match participant's pre-tax contributions at the rate of 50 cents for each dollar saved as follows:


                                                       ON THE FIRST PERCENTAGE
                    SUBSIDIARY                      OF PARTICIPANT'S COMPENSATION
                -------------------------           -----------------------------
                Popular Insurance, Inc.                            6%
                Popular Mortgage, Inc.                             6%
                Levitt Mortgage, Inc.                              6%
                GM Group, Inc.                                     6%
                Popular Finance, Inc.                              5%
                Popular Auto, Inc.                                 8%
                Popular Securities, Inc.                          10%

         In addition, each Company may make other discretionary contributions to its own employees out of its net profits in such amounts as each Company may determine.

         Participant Accounts

         Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts with at least five periods of consecutive break in service. For purposes of the above, a break in service with respect to an employee, means an eligibility computation period (one year) during which such employee does not complete more than 183 days of service. During the break in service, if the terminated participant is reemployed by one of the companies, the current dollar value of such forfeited amount should be restored to the participant's

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


         account. If the participant reemployed has received a distribution, such restoration will be subject to the repayment to the Plan of an amount equal to the dollar value of the distribution by the participant. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies matching and discretionary contributions plus actual earnings thereon is based on years of service. The Companies contributions vest in accordance with the following schedule:


                                  YEARS OF SERVICE                   VESTING %
                                  ----------------                   ---------
                                     Less than 1                          0
                                      At least 1                         20
                                      At least 2                         40
                                      At least 3                         60
                                      At least 4                         80
                                      At least 5                        100


         Payment of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or installment payments. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         The Puerto Rico Internal Revenue Code Section 1165(b) requires that a 20% tax be withheld from termination payments in excess of after-tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Boards of Directors of the Companies, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. common stock. All expenses of the Plan are borne by the Companies.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001



         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded under the accrual basis and credited to each participant's account, as defined.

         Contributions

         Employee and Companies matching contributions are recorded in the period in which the Companies makes the payroll deductions from the participants earnings.

         Transfer of Assets to Other Plans

         Companies employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31,:



                                                     2002                                    2001
                                       --------------------------------        --------------------------------
                                        # OF SHARES            VALUE            # OF SHARES            VALUE
                                       -----------------   ------------        -------------        -----------
Mutual Funds
  Dreyfus Emerging Leaders Fund                  (*)                (*)           50,841.541        $ 1,767,760
  Vanguard 500 Index Fund                        (*)                (*)           15,303.443        $ 1,620,482
  Federated Government
    Obligations Fund                   9,351,493.057        $ 9,351,493        7,463,900.642        $ 7,463,901

Common stock
  Popular, Inc.(**)                      442,234.590        $14,947,529          404,037.402        $11,749,408

(*)      Investment does not exceeds 5% or more of the Plan assets at December
         31, 2002
(**)     Party-in-interest

         During 2002, the Plan's investments (including gains and losses on investments bought and sold) (depreciated) appreciated in value as follows:



                        Mutual funds       $ (1,659,777)
                        Common stock          1,997,202
                                           ------------
                                           $    337,425
                                           ============


4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.       TAX STATUS

         The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan's tax counsel's advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


6.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Boards of Directors of the Companies approved profit sharing contributions amounting to $2,216,659 in the aggregate based on 2002 subsidiaries profits. The Companies used forfeited amounts totaling $28,473 to reduce its profit sharing contributions. These forfeitures were allocated to participants in 2003. The amount recorded as a receivable in the accompanying financial statements was subsequently collected in January, February and March of 2003.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I



POPULAR, INC. RETIREMENT AND SAVINGS PLAN FOR
PUERTO RICO SUBSIDIARIES
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2002
(SCHEDULE H, PART IV, LINE 4I ON FORM 5500)



                                                         DESCRIPTION OF                   CURRENT
           IDENTITY OF ISSUE                               INVESTMENT                      VALUE
---------------------------------------------   -------------------------------------   -----------
Aim Basic Value Fund                            Mutual Fund- 38,274.843 units           $   836,688

American Century Ultra Fund                     Mutual Fund- 31,228.094 units               661,411

Dreyfus Emerging Leaders Fund                   Mutual Fund- 53,712.874 units             1,491,069

Federated Equity Income Fund                    Mutual Funds- .020 units                       0.26

Fidelity Advisor Mid Cap Fund                   Mutual Fund- 37,160.865 units               579,338

Fidelity Advisor Equity Growth Fund             Mutual Fund- 273.292 units                    9,590

MFS Capital Opportunities Fund                  Mutual Fund- 8,038.764 units                 75,082

MFS Massachusetts Investors Growth Stock        Mutual Fund- 24,171.677 units               223,105

MFS Research International A Equity Fund        Mutual Fund- 3,827.641 units                 39,731

Oppenheimer Global Fund                         Mutual Fund- 3,218.172 units                116,627

Pimco Total Return                              Mutual Fund- 9,316 units                    171,527

Scudder International Equity                    Mutual Fund- 16,075.653 units                   146

State Street Research Aurora Fund               Mutual Fund- 34,158.822 units               881,298

Vanguard Long Term Treasury Fund                Mutual Fund- 74,345.240 units               874,300

Vanguard 500 Index Fund                         Mutual Fund- 19,396.443 units             1,574,021

Vanguard Windsor II                             Mutual Funds- .003 units                       0.06

Van Kampen Common Stock Fund                    Mutual Fund- 65,143.040 units               803,865

Federated Government Obligations Fund           Mutual Fund - 9,351,493.057 units         9,351,493

Popular, Inc.(*)                                Common Stock- 442,234.590 shares         14,947,529
                                                                                        -----------

                                                                                        $32,636,820
                                                                                        ===========


(*) Party in-interest

                                    SIGNATURE



         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Popular, Inc. Retirement
                                             Savings Plan For
                                          Puerto Rico Subsidiaries



                                   By:   /s/ Vilma De la Torriente
                                         -----------------------------
                                             Vilma De la Torriente
                                             Authorized Representative



Dated: June 30, 2003


                                 Exhibit Index

Exhibit


Exhibit 23          Consent of Independent Auditors
Exhibit 99          Section 906 Certification

                                 EXHIBIT INDEX

Exhibit
Exhibit 23            Consent of Independent Auditors

Exhibit 99            Section 906 Certification